As filed with the Securities and Exchange Commission on December 1, 2017

Registration No. 333-221543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-Effective Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CELSION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	52-1256615 (I.R.S. Employer Identification No.)

997 Lenox Drive, Suite 100

Lawrenceville, New Jersey 08648

(609) 896-9100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael H. Tardugno

President and Chief Executive Officer

997 Lenox Drive, Suite 100

Lawrenceville, New Jersey 08648

(609) 896-9100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sam Zucker, Esq.

Sidley Austin LLP

1001 Page Mill Road

Building 1

Palo Alto, California 94304

(650) 565-7000

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)
		Smaller reporting company	☒
		Emerging growth company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 1, 2017

PROSPECTUS

1,314,443 Shares of Common Stock

Issuable upon Exercise of Outstanding Warrants

This prospectus relates to the resale, from time to time, by the selling stockholders identified in this prospectus under the caption “Selling Stockholders,” of up to 1,314,443 shares of our common stock, par value $0.01 per share, including (i) 1,166,250 shares issuable upon exercise of certain outstanding investor common stock purchase warrants and (ii) 66,000 shares issuable upon exercise of certain outstanding representative common stock purchase warrants. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We will receive proceeds from cash exercise of the warrants which, if exercised in cash with respect to all of the 1,232,250 shares of common stock, would result in gross proceeds of approximately $7.4 million to us. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares.

The selling stockholders may sell the shares of our common stock offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under the caption “Plan of Distribution.” The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Our common stock is listed on The NASDAQ Capital Market under the symbol “CLSN.” On November 30, 2017, the last reported closing sale price of our common stock on The NASDAQ Capital Market was $2.70 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2017.

i

ABOUT THIS PROSPECTUS

This prospectus relates to the resale, from time to time, by the selling stockholders identified in this prospectus under the caption “Selling Stockholders,” of up to 1,314,443 shares of our common stock, par value $0.01 per share, including (i) 1,166,250 shares issuable upon exercise of certain outstanding investor common stock purchase warrants and (ii) 66,000 shares issuable upon exercise of certain outstanding representative common stock purchase warrants. As described below under “Description of the Private Placement” on page 10 of this prospectus, (i) on October 4, 2018, 1,166,250 shares of common stock will become exercisable at $6.20 per share by the selling stockholders and (ii) on April 30, 2018, 66,000 shares of common stock will become exercisable at $2.87 per share by the selling stockholders. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We will receive proceeds from the cash exercise of the warrants which, if exercised in cash with respect to all of the 1,232,250 shares of common stock, would result in gross proceeds of $7,420,170 to us.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (SEC). It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with regard to us and the securities being offered by the selling stockholders. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance, reference is made to the copy of the document filed.

You should read this prospectus, any documents that we incorporate by reference in this prospectus and the additional information described below under “Where You Can Find Additional Information” and “Information Incorporated By Reference” before making an investment decision. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus or any documents we incorporate by reference herein is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context indicates otherwise, as used in this prospectus, the terms “Celsion,” “the Company,” “we,” “us” and “our” refer to Celsion Corporation, a Delaware corporation, and its wholly-owned subsidiary CLSN Laboratories, Inc., also a Delaware corporation. The Celsion brand and product names, including but not limited to Celsion® and ThermoDox® contained in this prospectus are trademarks, registered trademarks or service marks of Celsion Corporation or its subsidiary in the United States and certain other countries. This document may also contain references to trademarks and service marks of other companies that are the property of their respective owners.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act). In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by us are available to the public free of charge at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Copies of certain information filed by us with the SEC are also available on our website at www.celsion.com. The information available on or through our website is not part of this prospectus and should not be relied upon.

This prospectus is part of a registration statement that we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and the securities being offered hereby. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to the filings. You should review the complete document to evaluate these statements.

INFORMATION INCORPORATED BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus. These documents may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. You should read the information incorporated by reference because it is an important part of this prospectus.

This prospectus incorporates by reference the documents listed below, other than those documents or the portions of those documents deemed to be furnished and not filed in accordance with SEC rules:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 24, 2017;
●	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 12, 2017;
●	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed with the SEC on August 14, 2017;
●	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the SEC on November 14, 2017;
●

our Current Reports on Form 8-K filed with the SEC on February 15, 2017, May 16, 2017, May 26, 2017, June 6, 2017, June 9, 2017, June 19, 2017, June 22, 2017, June 23, 2017, June 26, 2017, July 6, 2017, July 11, 2017, August 15, 2017, September 21, 2017, October 4, 2017, October 27, 2017 and October 31, 2017;

●	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 4, 2017; and
●

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 26, 2000, as amended by a Form 8-A/A dated February 7, 2008, and any amendments or reports filed for the purpose of updating such description.

Any statement contained in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We also incorporate by reference any future filings, other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items, made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in each case, other than those documents or the portions of those documents deemed to be furnished and not filed in accordance with SEC rules, until the offering of the securities under the registration statement of which this prospectus forms a part is terminated or completed. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and later information filed with the SEC may update and supersede some of the information included or incorporated by reference in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded.

We will provide without charge to each person, including any beneficial owners, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all reports or documents referred to above which have been or may be incorporated by reference into this prospectus but not delivered with this prospectus, excluding exhibits to those reports or documents unless they are specifically incorporated by reference into those documents. You may request a copy of these documents by writing or telephoning us at the following address.

Celsion Corporation

997 Lenox Drive, Suite 100

Lawrenceville, New Jersey 08648

(609) 896-9100

Attention: Jeffrey W. Church

Senior Vice President, Chief Financial Officer and Corporate Secretary

FORWARD-LOOKING STATEMENTS

Certain statements contained or incorporated by reference in this prospectus, in any applicable prospectus and in any related free writing prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and releases issued by the SEC and within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Exchange Act. From time to time, we may publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, product pipelines, clinical trials and research and development activities, the adequacy of capital reserves and anticipated operating results and cash expenditures, current and potential collaborations, strategic alternatives and other aspects of our present and future business operations and similar matters that also constitute such forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such statements include, without limitation:

●

any statements regarding future operations, plans, regulatory filings or approvals, including the plans and objectives of management for future operations or programs or proposed new products or services;

●

any statements regarding the performance, or likely performance, or outcomes or economic benefit of any of our research and development activities, proposed or potential clinical trials or new drug filing strategies or timelines, including whether any of our clinical trials will be completed successfully within any specified time period or at all;

●	any projections of earnings, cash resources, revenue, expense or other financial terms;
●

any statements regarding the initiation, timing, progress and results of our research and development programs, preclinical studies, any clinical trials and Investigational New Drug application, New Drug Application and other regulatory submissions;

●	any statements regarding cost and timing of development and testing, capital structure, financial condition, working capital needs and other financial items;
●

any statements regarding the implementation of our business model and integration of acquired technologies, assets or businesses and existing or future collaborations, mergers, acquisitions or other strategic transactions;

●

any statements regarding approaches to medical treatment, any introduction of new products by others, any possible licenses or acquisitions of other technologies, assets or businesses, or possible actions by customers, suppliers, strategic partners, potential strategic partners, competitors or regulatory authorities;

●	any statements regarding development or success of our collaboration arrangements or future payments that may come due to us under these arrangements;
●	any statements regarding compliance with the listing standards of The NASDAQ Capital Market; and
●	any statements regarding future economic conditions or performance and any statement of assumptions underlying any of the foregoing.

In some cases, you can identify forward-looking statements by terminology such as “expect,” “anticipate,” “estimate,” “continue,” “plan,” “believe,” “could,” “intend,” “predict,” “may,” “should,” “will,” “would” and words of similar import regarding our expectations. Forward-looking statements are only predictions. Actual events or results may differ materially. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our industry, business and operations, we cannot guarantee that actual results will not differ materially from our expectations. In evaluating such forward-looking statements, you should specifically consider various factors, including the risks outlined under “Risk Factors” contained in this prospectus and any related free writing prospectus, and in our most recent Annual Report on Form 10-K and our most recent filed Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. The discussion of risks and uncertainties set forth in those filings is not necessarily a complete or exhaustive list of all risks facing us at any particular point in time. We operate in a highly competitive, highly regulated and rapidly changing environment, and our business is in a state of evolution. Therefore, it is likely that new risks will emerge and the nature and elements of existing risks will change. It is not possible for management to predict all such risk factors or changes therein or to assess either the impact of all such risk factors on our business or the extent to which any individual risk factor, combination of factors or new or altered factors may cause results to differ materially from those contained in any forward-looking statement. Forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should carefully read this prospectus and any related free writing prospectus, together with the information incorporated herein or therein by reference as described under the section titled “Information Incorporated By Reference,” and with the understanding that our actual future results may materially differ from what we expect.

Except as required by law, forward-looking statements speak only as of the date they are made, and we assume no obligation to update any forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary does not contain all of the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the matters discussed under the heading “Risk Factors” in this prospectus and under similar headings in other documents that are incorporated by reference into this prospectus.

Overview

Celsion is a fully-integrated development stage oncology drug company focused on advancing a portfolio of innovative cancer treatments, including directed chemotherapies, DNA-mediated immunotherapy and RNA based therapies. Our lead product candidate is ThermoDox®, a proprietary heat-activated liposomal encapsulation of doxorubicin, currently in a Phase III clinical trial for the treatment of primary liver cancer (the “OPTIMA Study”), and a Phase II clinical trial for the treatment of recurrent chest wall breast cancer (the “DIGNITY Study”). Second in our pipeline is GEN-1, a DNA-mediated immunotherapy for the localized treatment of ovarian and brain cancers. We have two platform technologies providing the basis for the future development of a range of therapeutics for difficult-to-treat forms of cancer including: Lysolipid Thermally Sensitive Liposomes, a heat sensitive liposomal based dosage form that targets disease with known therapeutics in the presence of mild heat and TheraPlas, a novel nucleic acid-based treatment for local transfection of therapeutic plasmids. With these technologies we are working to develop and commercialize more efficient, effective and targeted oncology therapies that maximize efficacy while minimizing side-effects common to cancer treatments.

ThermoDox®

ThermoDox® is being evaluated in a Phase III clinical trial for primary liver cancer, which we call the OPTIMA Study, which was initiated in 2014, and a Phase II clinical trial for recurrent chest wall breast cancer, which we call the DIGNITY Study. ThermoDox® is a liposomal encapsulation of doxorubicin, an approved and frequently used oncology drug for the treatment of a wide range of cancers. Localized heat at hyperthermia temperatures (greater than 40° Celsius) releases the encapsulated doxorubicin from the liposome enabling high concentrations of doxorubicin to be deposited preferentially in and around the targeted tumor.

The OPTIMA Study. The OPTIMA Study represents an evaluation of ThermoDox® in combination with a first line therapy, radiofrequency ablation (“RFA”), for newly diagnosed, intermediate stage HCC patients. HCC incidence globally is approximately 850,000 new cases per year and is the third largest cancer indication globally. Approximately 30% of newly diagnosed patients can be addressed with RFA alone.

On February 24, 2014, we announced that the United States Food and Drug Administration (the “FDA”), after its customary 30-day review period, provided clearance for the OPTIMA Study, which is a pivotal, double-blind, placebo-controlled Phase III trial of ThermoDox®, in combination with standardized RFA, for the treatment of primary liver cancer. The trial design of the OPTIMA Study is based on the comprehensive analysis of data from an earlier clinical trial called the HEAT Study, which is described below. The OPTIMA Study is supported by a hypothesis developed from an overall survival analysis of a large subgroup of patients from the HEAT Study.

We initiated the OPTIMA Study in the first half of 2014. The OPTIMA Study was designed with extensive input from globally recognized hepatocellular carcinoma (“HCC”) researchers and expert clinicians and after receiving formal written consultation from the FDA. The OPTIMA Study is expected to enroll up to 550 patients globally at up to 65 sites in the United States, Canada, Europe Union, China and other countries in the Asia-Pacific region, and will evaluate ThermoDox® in combination with standardized RFA, which will require a minimum of 45 minutes across all investigators and clinical sites for treating lesions three to seven centimeters, versus standardized RFA alone. The primary endpoint for this clinical trial is overall survival (“OS”), and the secondary endpoints are progression free survival and safety. The statistical plan calls for two interim efficacy analyses by an independent Data Monitoring Committee (“DMC”).

On December 16, 2015, we announced that we had received the clinical trial application approval from the China Food and Drug Administration (the “CFDA”) to conduct the OPTIMA Study in China. This clinical trial application approval will allow Celsion to enroll patients at up to 20 clinical sites in China. On April 26, 2016, we announced that the first patient in China had been enrolled in the OPTIMA Study. Results from the OPTIMA Study, if successful, will provide the basis for a global registration filing and marketing approval.

On August 7, 2017, the Company announced that the independent Data Monitoring Committee (DMC) for the Company's OPTIMA Study completed a regularly scheduled review of the first 50% of patients enrolled in the trial and has unanimously recommended that the OPTIMA Study continue according to protocol to its final data readout. The DMC reviewed study data at regular intervals, with the primary responsibilities of ensuring the safety of all patients enrolled in the study, the quality of the data collected, and the continued scientific validity of the study design. As part of its review of the first 275 patients, the DMC monitored a quality matrix relating to the total clinical data set, confirming the timely collection of data, that all data are current as well as other data collection and quality criteria.

The Company hosted an Investigators Meeting with physicians in South East Asia and key opinion leaders on July 22-23, 2017 in Bangkok, Thailand. A second Investigators Meeting was held on September 23, 2017 with physicians in China. The Company has initiated approximately 70 clinical sites in 14 countries with plans to activate up to 8 additional clinical trial sites in China or Vietnam by the end of 2017. In addition, the Company announced that patient enrollment in the 550 patient Phase III global study has reached over 67%. Based on current enrollment rates, the Company expects to complete enrollment of the study by mid-2018.

Post-hoc data analysis from the Company’s earlier Phase III HEAT Study suggest that ThermoDox® may substantially improve OS, when compared to the control group, in patients if their lesions undergo a 45 minute RFA procedure standardized for a lesion greater than 3 cm in diameter. Data from nine OS sweeps have been conducted since the top line progression free survival (“PFS”) data from the HEAT Study were announced in January 2013, with each data set demonstrating substantial improvement in clinical benefit over the control group with statistical significance. On August 15, 2016, the Company announced updated results from its final retrospective OS analysis of the data from the HEAT Study. These results demonstrated that in a large, well bounded, subgroup of patients with a single lesion (n=285, 41% of the HEAT Study patients), treatment with a combination of ThermoDox® and optimized RFA provided an average 54% risk improvement in OS compared to optimized RFA alone. The Hazard Ratio (“HR”) at this analysis is 0.65 (95% CI 0.45 - 0.94) with a p-value of 0.02. Median OS for the ThermoDox® group has been reached which translates into a two year survival benefit over the optimized RFA group (projected to be greater than 80 months for the ThermoDox® plus optimized RFA group compared to less than 60 months projection for the optimized RFA only group). Additional findings from this most recent analysis specific to the Chinese patient cohort of 223 patients are summarized below:

●

In the population of 154 patients with a single lesion who received optimized RFA treatment for 45 minutes or more showed a 53% risk improvement in OS (HR = 0.66) when treated with ThermoDox® plus optimized RFA.

●

These data continue to support and further strengthen ThermoDox®’s potential to significantly improve OS compared to an RFA control in patients with lesions that undergo optimized RFA treatment for 45 minutes or more. The clinical benefit seen in the intent-to-treat Chinese patient cohort further confirms the importance of RFA heating time as 72% of patients in this large patient cohort in China received an optimized RFA treatment.

While this information should be viewed with caution since it is based on a retrospective analysis of a subgroup, we also conducted additional analyses that further strengthen the evidence for the HEAT Study sub-group. We commissioned an independent computational model at the University of South Carolina Medical School. The results indicate that longer RFA heating times correlate with significant increases in doxorubicin concentration around the RFA treated tissue. In addition, we conducted a prospective preclinical study in 22 pigs using two different manufacturers of RFA and human equivalent doses of ThermoDox® that clearly support the relationship between increased heating duration and doxorubicin concentrations.

On November 29, 2016, the Company announced the results of an independent analysis conducted by the National Institutes of Health (the “NIH”) from the HEAT Study which reaffirmed the correlation between increased RFA burn time per tumor volume and improvements in overall survival. The NIH analysis, which sought to evaluate the correlation between RFA burn time per tumor volume (min/ml) and clinical outcome, concluded that increased burn time per tumor volume significantly improved overall survival in patients treated with RFA plus ThermoDox® compared to patients treated with RFA alone. For all patients with single lesions treated with RFA plus ThermoDox®:

●	One unit increase in RFA duration per tumor volume improved overall survival by 20% (p=0.017; n=227);

●	More significant differences in subgroup of patients with RFA burn times per tumor volume greater than 2.5 minutes per ml;

●	Cox multiple covariate analysis showed overall survival to be significant (p=0.038; Hazard Ratio = 0.85); and

●	Burn time per tumor volume did not have a significant effect on overall survival in single lesion patients treated with RFA only.

The HEAT Study. On January 31, 2013, the Company announced that the HEAT Study, ThermoDox® in combination with RFA, did not meet the primary endpoint, PFS, of a Phase III clinical trial enrolling 701 patients with primary liver cancer. This determination was made after conferring with the HEAT Study independent DMC, that the HEAT Study did not meet the goal of demonstrating a clinically meaningful improvement in progression free survival. In the trial, ThermoDox® was well-tolerated with no unexpected serious adverse events. Following the announcement of the HEAT Study results, we continued to follow patients for OS, the secondary endpoint of the HEAT Study. We have conducted a comprehensive analysis of the data from the HEAT Study to assess the future strategic value and development strategy for ThermoDox®.

The DIGNITY Study. On December 14, 2015, we announced final data from our ongoing DIGNITY study, which is an open-label, dose-escalating Phase II trial of ThermoDox® in patients with recurrent chest wall (“RCW”) breast cancer. The DIGNITY Study was designed to establish a safe therapeutic dose in Phase I, and to demonstrate local control in Phase II, including complete and partial responses, and stable disease as its primary endpoint. The DIGNITY Study was also designed to evaluate kinetics in ThermoDox® produced from more than one manufacturing site. Of the 29 patients enrolled and treated, 21 patients were eligible for evaluation of efficacy. Approximately 62% of evaluable patients experienced a local response, including six complete responses and seven partial responses.

Acquisition of EGEN Assets

On June 20, 2014, we completed the acquisition of substantially all of the assets of Egen, Inc., an Alabama corporation, which has changed its company name to EGWU, Inc. after the closing of the acquisition (“EGEN”), pursuant to an asset purchase agreement dated as of June 6, 2014, by and between EGEN and Celsion (the “Asset Purchase Agreement”). We acquired all of EGEN’s right, title and interest in and to substantially all of the assets of EGEN, including cash and cash equivalents, patents, trademarks and other intellectual property rights, clinical data, certain contracts, licenses and permits, equipment, furniture, office equipment, furnishings, supplies and other tangible personal property. In addition, CLSN Laboratories assumed certain specified liabilities of EGEN, including the liabilities arising out of the acquired contracts and other assets relating to periods after the closing date.

The total purchase price for the asset acquisition is up to $44.4 million, including potential future earnout payments of up to $30.4 million contingent upon achievement of certain earnout milestones set forth in the Asset Purchase Agreement. At the closing, we paid approximately $3.0 million in cash after the expense adjustment and issued 193,728 shares of our common stock to EGEN. The shares of common stock were issued in a private transaction exempt from registration under the Securities Act, pursuant to Section 4(2) thereof. In addition, 47,862 shares of common stock were held back by us at the closing and are issuable to EGEN pending satisfactory resolution of any post-closing adjustments for expenses or in relation to EGEN’s indemnification obligations under the Asset Purchase Agreement. These shares were issued on June 16, 2017.

The earnout payments of up to $30.4 million will become payable, in cash, shares of our common stock or a combination thereof, at our option upon achievement of three major milestone events as follows:

●

$12.4 million will become payable upon achieving certain specified development milestones relating to an ovarian cancer study of GEN-1 (formerly known as EGEN-001) to be conducted by us or our subsidiary;

●	$12.0 million will become payable upon achieving certain specified development milestones relating to a GEN-1 glioblastoma multiforme brain cancer study to be conducted by us or our subsidiary; and

●	up to $6.0 million will become payable upon achieving certain specified milestones relating to the TheraSilence technology acquired from EGEN in the acquisition.

Our obligations to make the earnout payments will terminate on the seventh anniversary of the closing date. In the acquisition, we purchased GEN-1, a DNA-based immunotherapy for the localized treatment of ovarian and brain cancers, and two platform technologies for the development of treatments for those suffering with difficult-to-treat forms of cancer, novel nucleic acid-based immunotherapies and other anticancer DNA or RNA therapies, including TheraPlas and TheraSilence.

GEN-1

GEN-1 is a DNA-based immunotherapeutic product for the localized treatment of ovarian and brain cancers by intraperitoneally administering an Interleukin-12 (“IL-12”) plasmid formulated with our proprietary TheraPlas delivery system. In this DNA-based approach, the immunotherapy is combined with a standard chemotherapy drug, which can potentially achieve better clinical outcomes than with chemotherapy alone. We believe that increases in IL-12 concentrations at tumor sites for several days after a single administration could create a potent immune environment against tumor activity and that a direct killing of the tumor with concomitant use of cytotoxic chemotherapy could result in a more robust and durable antitumor response than chemotherapy alone. We believe the rationale for local therapy with GEN-1 are based on the following.

We believe the rationale for local therapy with GEN-1 are based on the following:

●	Loco-regional production of the potent cytokine IL-12 avoids toxicities and poor pharmacokinetics associated with systemic delivery of recombinant IL-12;

●	Persistent local delivery of IL-12 lasts up to one week and dosing can be repeated; and

●	Ideal for long-term maintenance therapy.

GEN-1 OVATION Study.  In February 2015, we announced that the FDA accepted, without objection, the Phase I dose-escalation clinical trial of GEN-1 in combination with the standard of care in neo-adjuvant ovarian cancer (the “OVATION Study”). On September 30, 2015, we announced enrollment of the first patient in the OVATION Study. The OVATION Study will seek to identify a safe, tolerable and potentially therapeutically active dose of GEN-1 by recruiting and maximizing an immune response and is designed to enroll three to six patients per dose level and will evaluate safety and efficacy and attempt to define an optimal dose for a follow-on Phase I/II study combining GEN-1 with Avastin® and Doxil®. In addition, the OVATION Study establishes a unique opportunity to assess how cytokine-based compounds such as GEN-1, directly affect ovarian cancer cells and the tumor microenvironment in newly diagnosed patients. The study is designed to characterize the nature of the immune response triggered by GEN-1 at various levels of the patients’ immune system, including:

●	infiltration of cancer fighting T-cell lymphocytes into primary tumor and tumor microenvironment including peritoneal cavity, which is the primary site of metastasis of ovarian cancer;

●	changes in local and systemic levels of immuno-stimulatory and immunosuppressive cytokines associated with tumor suppression and growth, respectively; and

●	expression profile of a comprehensive panel of immune related genes in pre-treatment and GEN-1-treated tumor tissue.

We initiated the OVATION Study at four clinical sites at the University of Alabama at Birmingham, Oklahoma University Medical Center, Washington University in St. Louis and the Medical College of Wisconsin. During 2016 and 2017, we announced data from the first fourteen patients in the OVATION Study who completed treatment.

On October 3, 2017, we announced final clinical and translational research data from its OVATION Study, a Phase Ib dose escalating clinical trial combining GEN-1, the Company's DNA-based immunotherapy, with the standard of care for the treatment of newly-diagnosed patients with advanced Stage III/IV ovarian cancer who will undergo neoadjuvant chemotherapy followed by interval debulking surgery.

Key translational research findings from all evaluable patients are consistent with the earlier reports from partial analysis of the data and are summarized below:

●

The intraperitoneal treatment of GEN-1 in conjunction with neoadjuvant chemotherapy resulted in dose dependent increases in IL-12 and Interferon-gamma (IFN-g) levels that were predominantly in the peritoneal fluid compartment with little to no changes observed in the patients' systemic circulation. These and other post-treatment changes including decreases in VEGF levels in peritoneal fluid are consistent with an IL-12 based immune mechanism.

●

Consistent with the previous partial reports, the effects observed in the IHC analysis were pronounced decreases in the density of immunosuppressive T-cell signals (Foxp3, PD-1, PDL-1, IDO-1) and increases in CD8+ cells in the tumor microenvironment.

●

The ratio of CD8+ cells to immunosuppressive cells was increased in approximately 75% of patients suggesting an overall shift in the tumor microenvironment from immunosuppressive to pro-immune stimulatory following treatment with GEN-1.  An increase in CD8+ to immunosuppressive T-cell populations is a leading indicator and believed to be a good predictor of improved overall survival.

●

Analysis of peritoneal fluid by cell sorting, not reported before, shows treatment-related decrease in the percentage of immunosuppressive T-cell (Foxp3+), which is consistent with the reduction of Foxp3+ T-cells in the primary tumor tissue, and a shift in tumor naïve CD8+ cell population to more efficient tumor killing memory effector CD8+ cells.

Celsion also reported positive clinical data from the first fourteen patients who have completed treatment in the OVATION Study.  GEN-1 plus standard chemotherapy produced positive clinical results, with no dose limiting toxicities and positive dose dependent efficacy signals which correlate well with positive surgical outcomes as summarized below:

●

Of the fourteen patients treated in the entire study, two patients demonstrated a complete response, ten patients demonstrated a partial response and two patients demonstrated stable disease, as measured by RECIST criteria. This translates to a 100% disease control rate ("DCR") and an 86% objective response rate ("ORR").  Of the five patients treated in the highest dose cohort, there was a 100% objective response rate with one complete response and four partial responses.

●

Fourteen patients had successful resections of their tumors, with nine patients (64%) having an R0 resection, which indicates a microscopically margin-negative resection in which no gross or microscopic tumor remains in the tumor bed.   Seven out of eight (87%) patients in the highest two dose cohorts experienced a R0 surgical resection. All five patients treated at the highest dose cohort experienced a R0 surgical resection.

●

All patients experienced a clinically significant decrease in their CA-125 protein levels as of their most recent study visit. CA-125 is used to monitor certain cancers during and after treatment. CA-125 is present in greater concentrations in ovarian cancer cells than in other cells.

●

Of the eight patients who have received GEN-1 treatment over one year prior to the date of this prospectus (cohort 1 - 3) and are being followed; only two patients' cancer has progressed.  This compares favorably to the historical median progression free survival (PFS) of 12 months for newly-diagnosed patients with Stage III and IV ovarian cancer that undergo neoadjuvant chemotherapy followed by interval debulking surgery.  Of the remaining six patients who have been on the study for over one year, their average PFS as of September 30, 2017 is 18 months with the longest progression-free patient at 24 months.

The Company also held an Advisory Board Meeting on September 27, 2017 with the clinical investigators and scientific experts including those from Roswell Park Cancer Institute, Vanderbilt University Medical School, and M.D. Anderson Cancer Center to review and finalize clinical, translational research and safety data from the OVATION Study in order to determine the next steps forward for our GEN-1 immunotherapy.  With the endorsement and recommendations from the Advisory Board, the Company expects to file a next phase protocol with FDA by the end of 2017.

GEN-1 Plus Doxil® and Avastin® Trial. On April 29, 2015, we announced the expansion of our ovarian cancer development program to include a Phase I dose escalating trial to evaluate GEN-1 in combination with Avastin® and Doxil® in platinum-resistant ovarian cancer patients. This new combination study in platinum-resistant ovarian cancer is supported by three preclinical studies indicating that the combination of GEN-1 with Avastin® may result in significant clinical benefit with a favorable safety profile.

Specifically:

●

In two preclinical studies using an animal model of disseminated ovarian cancer, GEN-1 in combination with Avastin® led to a significant reduction in tumor burden and disease progression. The effectiveness of the combined treatment was seen when GEN-1 was combined with various dose levels of Avastin® (low-medium-high). Additionally, it was shown that GEN-1 treatment alone resulted in anti-tumor activity that was as good as or better than Avastin® treatment alone.

●

The preclinical studies indicated that no obvious overt toxicities were associated with the combined treatments of GEN-1 and Avastin®. The preclinical data are also consistent with the mechanism of action for GEN-1, which exhibits certain anti-angiogenic properties and suggests that combining GEN-1 with lower doses of Avastin® may enhance efficacy and help reduce the known toxicities associated with this anti-VEGF drug.

●

The distinct biological activities of GEN-1 (immune stimulation) and Avastin® (inhibition of tumor blood vessel formation) also suggest scientific rationale for this combination approach. Additionally, the anti-angiogenic activity of GEN-1 mediated through up regulation of the interferon gamma (“IFN-g”) pathway may help to explain the synergy between GEN-1 and Avastin® and potentially addresses the VEGF escape mechanisms associated with resistance to Avastin® therapy.

TheraPlas™ Technology Platform. TheraPlas™ is a technology platform for the delivery of DNA and messenger RNA (“mRNA”) therapeutics via synthetic non-viral carriers and is capable of providing cell transfection for double-stranded DNA plasmids and large therapeutic RNA segments such as mRNA. There are two components of the TheraPlas™ system, a plasmid DNA or mRNA payload encoding a therapeutic protein and a delivery system. The delivery system is designed to protect the DNA/RNA from degradation and promote trafficking into cells and through intracellular compartments. We designed the delivery system of TheraPlas™ by chemically modifying the low molecular weight polymer to improve its gene transfer activity without increasing toxicity. We believe TheraPlas™ is a viable alternative to current approaches to gene delivery due to several distinguishing characteristics, including enhanced molecular versatility that allows for complex modifications to improve activity and safety.

Technology Development and Licensing Agreements. Our current efforts and resources are applied on the development and commercialization of cancer drugs including tumor-targeting chemotherapy treatments using focused heat energy in combination with heat-activated drug delivery systems, immunotherapies and RNA-based therapies. To support our research and development, we raised gross proceeds of approximately $127.2 million in equity financings and warrant and option exercises in the years 2010 through 2015. During 2016, we raised gross proceeds of $7.8 million through two registered direct equity financings with several institutional investors. In 2017 thus far, we raised $10.1 million in gross proceeds from a public offering equity financing and $22.0 million from the exercise of warrants to purchase common stock. We had cash and cash equivalents totaling $2.7 million at September 30, 2017. We have one credit facility for a total principle amount of up to $20 million and have drawn down $10 million under this credit facility.

On August 8, 2016, we signed a Technology Transfer, Manufacturing and Commercial Supply Agreement (the “GEN-1 Agreement”) with Hisun to pursue an expanded partnership for the technology transfer relating to the clinical and commercial manufacture and supply of GEN-1, Celsion’s proprietary gene mediated, IL-12 immunotherapy, for the greater China territory, with the option to expand into other countries in the rest of the world after all necessary regulatory approvals are obtained. The GEN-1 Agreement will help to support supply for both ongoing and planned clinical studies in the United States, and for potential future studies of GEN-1 in China. GEN-1 is currently being evaluated by Celsion in first line ovarian cancer patients.

In June 2012, Celsion and Hisun signed a long-term commercial supply agreement for the production of ThermoDox®. Hisun is one the largest manufacturers of chemotherapy agents globally, including doxorubicin. In July 2013, the ThermoDox® collaboration was expanded to focus on next generation liposomal formulation development with the goal of creating safer, more efficacious versions of marketed cancer chemotherapeutics. During 2015, Hisun successfully completed the manufacture of three registration batches for ThermoDox® and has obtained regulatory approvals to supply ThermoDox® to participating clinical trial sites in all of the countries of South East Asia, Europe and North America, as well as to the European Union countries allowing for early access to ThermoDox®. The future manufacturing of clinical and commercial supplies by Hisun will result in a cost structure allowing Celsion to profitably access all global markets, including third world countries, and help accelerate the Company’s product development program in China for ThermoDox® in primary liver cancer and other approved indications.

Business Strategy and Development Plan

We have not generated and do not expect to generate any revenue from product sales in the next several years, if at all. An element of our business strategy has been to pursue, as resources permit, the research and development of a range of product candidates for a variety of indications. We may also evaluate licensing cancer products from third parties for cancer treatments to expand our current product pipeline. This is intended to allow us to diversify the risks associated with our research and development expenditures. To the extent we are unable to maintain a broad range of product candidates, our dependence on the success of one or a few product candidates would increase and results such as those announced in relation to the HEAT study on January 31, 2013 will have a more significant impact on our financial prospects, financial condition and market value. We may also consider and evaluate strategic alternatives, including investment in, or acquisition of, complementary businesses, technologies or products. As demonstrated by the HEAT Study results, drug research and development is an inherently uncertain process and there is a high risk of failure at every stage prior to approval. The timing and the outcome of clinical results are extremely difficult to predict. The success or failure of any preclinical development and clinical trial can have a disproportionately positive or negative impact on our results of operations, financial condition, prospects and market value.

Our current business strategy includes the possibility of entering into collaborative arrangements with third parties to complete the development and commercialization of our product candidates. In the event that third parties take over the clinical trial process for one or more of our product candidates, the estimated completion date would largely be under the control of that third party rather than us. We cannot forecast with any degree of certainty which proprietary products or indications, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect our development plan or capital requirements. We may also apply for subsidies, grants or government or agency-sponsored studies that could reduce our development costs.

As of September 30, 2017, we have approximately $2.7 million in cash and cash equivalents. In July 2017, the Company completed a $5 million registered direct equity offering of shares of common stock, or pre-funded warrants in lieu thereof, and a concurrent private placement of warrants to purchase common stock, with several institutional healthcare investors. In early October 2017, the Company received $17 million in gross proceeds collectively from certain warrant holders exercising warrants to purchase collectively 5.0 million shares of common stock. On October 27, 2017, we entered into an underwriting agreement whereby the Company sold approximately 2.6 million shares of common stock and warrants to purchase approximately 1.3 million shares of common stock for gross proceeds of $6.6 million. The Company has a Controlled Equity OfferingSM Sales Agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. In connection with the underwritten offering, we have agreed not to sell any additional shares under the Sales Agreement for a period of two months after the closing date of this offering. The Company will be required to obtain additional funding in order to continue the development of its current product candidates within the anticipated time periods, if at all, and to continue to fund operations. The Company has $7.5 million available under a controlled equity offering facility it has with Cantor Fitzgerald & Co. Besides this equity facility, the Company does not have any committed sources of financing at this time, and there is substantial uncertainty whether additional funding will be available when needed on terms that will be acceptable to it, or at all. If the Company would not be able to obtain financing when needed, it could be unable to carry out the business plan and may have to significantly limit its operations and its business and its financial condition and results of operations could be materially harmed. With the current cash on hand and from the gross proceeds of $23.6 million from warrant exercises and the equity offering in October 2017, the Company believes it has sufficient capital resources to fund its operations well into the second quarter of 2019.

Recent Developments

On October 4, 2017, the Company entered into letter agreements (the “Exercise Agreements”) with the holders of the Series AAA and Series BBB Warrants issued in the July 6, 2017 Common Stock Offering (the “Exercising Holders”). The Exercise Agreements amended the Series AAA Warrants to permit their immediate exercise. Prior to the execution of the Exercise Agreements, the Series AAA Warrants were not exercisable until January 11, 2018. Pursuant to the Exercise Agreements, the Exercising Holders and the Company agreed that the Exercising Holders would exercise all of their Existing Warrants with respect to 4,665,000 shares of Common Stock underlying such Existing Warrants. The Series AAA Warrants and Series BBB Warrants were exercised at a price of $2.07 per share and $4.75 per share, respectively, which were their respective original exercise prices.

The Exercise Agreements also provide for the issuance of 1,166,250 Series DDD Warrants, each to purchase one share of Common Stock (the “Series DDD Warrants”). The Series DDD Warrants are initially exercisable no sooner than six months following issuance, and terminate six months following when the Series DDD Warrants are initially exercisable. The Series DDD Warrants have an exercise price no than less than $6.20 per share.

The Series DDD Warrants and the shares of Common Stock issuable upon the exercise of the Series DDD Warrants are not being registered under the Securities Act of 1933, as amended, and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act or Rule 506(b) promulgated thereunder. Pursuant to the Exercise Agreements, the Series DDD Warrants shall be substantially in the form of the Existing Warrants and the Company will be required to register for resale the shares of Common Stock underlying the Series DDD Warrants.

In early October 2017, certain holders of the other 205,000 Series BBB Warrants and 108,455 Series AA Warrants from the February 14, 2017 Public Offering were exercised and, together with the exercise of the 4,665,000 Series AAA and Series BBB Warrants exercised by the Exercising Holders, the Company received aggregate gross proceeds of approximately $20.0 million in October 2017.

On October 27, 2017, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Oppenheimer & Co. Inc. (the “Underwriter”), relating to the issuance and sale (the “Offering”) of 2,640,000 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”), and warrants to purchase an aggregate of 1,320,000 shares of Common Stock. Each share of Common Stock is being sold together with 0.5 warrants (the “Investor Warrants”), each whole Investor Warrant being exercisable for one share of Common Stock, at an offering price of $2.50 per share and related Investor Warrants.

Pursuant to the terms of the Underwriting Agreement, the Underwriter has agreed to purchase the Shares and related Investor Warrants from the Company at a price of $2.325 per share and related Investor Warrants. Each Investor Warrant is exercisable six months from the date of issuance. The Investor Warrants have an exercise price of $3.00 per whole share, and expire five years from the date first exercisable.

The Company received $6.6 million of gross proceeds from the sale of the Shares and Investor Warrant. The Offering closed on October 31, 2017. This Offering was made pursuant to the Company’s effective shelf registration statement on Form S-3 (File No. 333-206789) filed with the Securities and Exchange Commission on September 4, 2015, and declared effective on September 25, 2015.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, other obligations of the parties, and termination provisions. The Company also agreed to issue to the Underwriter warrants to purchase up to 66,000 shares of the Company’s common stock, such issuance being exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Corporate Information

We were founded in 1982 and are a Delaware corporation. Our shares of common stock trade on The NASDAQ Capital Market under the symbol “CLSN.” Our principal executive offices are located at 997 Lenox Drive, Suite 100, Lawrenceville, New Jersey 08648. Our telephone number is (609) 896-9100 and our website is www.celsion.com. The information available on or through our website is not part of, nor incorporated by reference into, this prospectus, and should not be relied upon.

Description of the Private Placement

As previously reported, on July 6, 2017, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors pursuant to which the Company agreed, among other things, to issue 2,435,000 Series AAA Warrants (the “Series AAA Warrants”) and 2,435,000 Series BBB Warrants (the “Series BBB Warrants” and together with the Series AAA Warrants, the “Existing Warrants”), each to purchase one share of common stock of the Company, par value $0.01 (“Common Stock”), to such investors in a private placement.

On October 4, 2017, the Company entered into letter agreements (the “Exercise Agreements”) with the holders of certain of the Existing Warrants (the “Exercising Holders”). The Exercise Agreements amend the Series AAA Warrants to permit their immediate exercise. Prior to the execution of the Exercise Agreements, the Series AAA Warrants were not exercisable until January 11, 2018. Pursuant to the Exercise Agreements, the Exercising Holders and the Company agreed that the Exercising Holders would exercise all of their Existing Warrants with respect to 4,665,000 shares of Common Stock underlying such Existing Warrants. The Series AAA Warrants and Series BBB Warrants will be exercised at a price of $2.07 per share and $4.75 per share, respectively, which were their respective original exercise prices.

The Exercise Agreements also provide for the issuance of 1,166,250 Series DDD Warrants in a concurrent private placement, each to purchase one share of Common Stock (the “Series DDD Warrants”). The Series DDD Warrants are initially exercisable twelve (12) months following issuance, and terminate six months following when the Series DDD Warrants are initially exercisable. The Series DDD Warrants have an exercise price $6.20 per share. Subject to limited exceptions, a holder of a Series DDD Warrant will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that upon 61 days’ prior notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided that in no event shall the Beneficial Ownership Limitation exceed 9.99%.

We filed the registration statement on Form S-1, of which this prospectus is a part, to fulfill our contractual obligations under the Exercise Agreement to provide for the resale by these investors of up to 1,166,250 shares of common stock issuable upon exercise of the warrants. We agree to use commercially reasonable efforts to cause such registration to become effective 60 days following the date of issuance of the warrants and to keep such registration statement effective at all times until (a) the warrant shares are sold under such registration statement or pursuant to Rule 144 under the Securities Act, (b) the warrant shares may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act, and (c) the one and one-half year anniversary of the date of the issuance of the warrants, whichever is the earliest to occur.

On October 31, 2017, the Company issued warrants to purchase up to 66,000 shares of Common Stock in a private placement. The exercise price of the warrants was equal to $2.87 per share of Common Stock. The representative’s warrants have been deemed underwriting compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s Rules.

We issued 82,193 shares of Common Stock in a private placement to satisfy obligations from the July 6, 2017 Common Stock Offering.

The Offering

Shares of common stock offered by the selling stockholders:

1,314,443 shares of our common stock including (i) 1,166,250 shares issuable upon exercise of certain outstanding investor common stock purchase warrants and (ii) 66,000 shares issuable upon exercise of certain outstanding representative common stock purchase warrants

Shares of common stock outstanding before this offering:	8,354,679 shares (as more fully described in the notes following this table)

Shares of common stock outstanding after completion of this offering, assuming full exercise of the common stock purchase warrants:	9,669,122 shares (as more fully described in the notes following this table)

Terms of the Offering:

The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The NASDAQ Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Use of Proceeds:

All proceeds from the sale of shares of common stock issuable upon exercise of the outstanding common stock purchase warrants will be for the account of the selling stockholders. We will not receive any proceeds from the sale of common stock offered pursuant to this prospectus. However, we will receive proceeds upon any cash exercise of the common stock warrants. See the section titled “Use of Proceeds” in this prospectus.

NASDAQ Capital Market symbol:	CLSN

Trading:

Our shares of common stock currently trade on The NASDAQ Capital Market. There is no established trading market for the common stock purchase warrants and we do not intend to list the common stock purchase warrants on any exchange or other trading system.

Risk Factors:

Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus and incorporated by reference in this prospectus for a discussion of factors you should consider before deciding to invest in our securities.

The number of shares of our common stock shown above to be outstanding immediately before and after this offering is based on 8,354,679 shares outstanding as of September 30, 2017, and excludes, as of such date:

●	679,752 shares of our common stock subject to outstanding options having a weighted average exercise price of $9.94 per share;

●	29,498 shares of our common stock reserved for future issuance pursuant to our existing stock incentive plans;

●	5,528,634 shares of our common stock issuable upon exercise of warrants outstanding, having a weighted average exercise price of $5.33 per share; and

●	334 shares of our common stock held as treasury stock.

Subsequent to September 30, 2017, the Company issued 4,978,445 shares of common stock upon the exercise of outstanding warrants, 2,640,000 shares issued from an underwritten equity offering completed on October 31, 2017 and 89,217 shares of common shares from other transactions. Including such issuances, as of November 30, 2017, the Company had 16,062,341 shares of common stock outstanding.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated by reference in this prospectus before you decide to purchase our securities. In particular, you should carefully consider and evaluate the risks and uncertainties described in “Part I — Item 1A. Risk Factors” of our most recent Annual Report on Form 10-K, as updated by the additional risks and uncertainties set forth in our most recent Quarterly Reports on Form 10-Q and in other filings we make with the SEC, as well as the risks and uncertainties described under the heading “Risk Factors” contained in the applicable prospectus or in any other document incorporated by reference into this prospectus. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price or value of our securities. As a result, you could lose all or part of your investment.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares. We will receive proceeds from the cash exercise of the warrants which, if exercised in cash with respect to all of the 1,232,250 shares of common stock, would result in gross proceeds of $7,420,170 to us. We will use any proceeds received by us from the cash exercise of the warrants for general corporate purposes, including research and development activities, capital expenditures and working capital. We may also use all or a portion of such proceeds to fund possible investments in, or acquisitions of, complementary businesses, technologies or products, but we currently have no agreements or commitments with respect to any investment or acquisition. We cannot predict when or if the warrants will be exercised, and it is possible that the warrants may expire and never be exercised.

MARKET INFORMATION FOR OUR COMMON STOCK

The following table sets forth the high and low reported closing sale prices on NASDAQ for the periods indicated:

Period	High	Low
Year Ending December 31, 2017
First Quarter	$7.14	$2.94
Second Quarter	$4.31	$2.05
Third Quarter	$2.42	$1.28
Fourth Quarter (October 1, 2017 to November 30, 2017)	$6.06	$1.51

Year Ended December 31, 2016
First Quarter	$27.86	$14.56
Second Quarter	$24.92	$18.20
Third Quarter	$18.76	$16.80
Fourth Quarter	$13.86	$4.20

Year Ended December 31, 2015
First Quarter	$49.56	$30.10
Second Quarter	$49.98	$33.88
Third Quarter	$38.08	$22.82
Fourth Quarter	$32.34	$22.54

The reported last sale price of our common stock on NASDAQ on November 30, 2017 was $2.70 per share.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors that our board of directors may deem relevant.

Holders of Record

As of September 30, 2017, there were approximately 16,000 holders of record of our common stock. The actual number of stockholders is greater than this number of record stockholders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of stockholders of record also does not include stockholders whose shares may be held in trust by other entities.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 112,500,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of September 30, 2017, there were 8,354,679 shares of our common stock outstanding and no shares of preferred stock outstanding.

The following summary description of our capital stock is based on the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and on the provisions of our certificate of incorporation, as amended (our “certificate of incorporation”), and our bylaws, as amended (our “bylaws”). This information is qualified entirely by reference to the applicable provisions of the DGCL, our certificate of incorporation and bylaws. For information on how to obtain copies of our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus is a part, see the section titled “Where You Can Find More Information” in this prospectus.

Common Stock

Holders of common stock to be registered hereunder are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of the Company (our board) out of funds legally available therefor. In the event of a dissolution, liquidation or winding-up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which may be designated and issued in the future.

Preferred Stock

Pursuant to our certificate of incorporation, our board has the authority, without further action by the stockholders (unless such stockholder action is required by applicable law or NASDAQ rules), to designate and issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers (including voting), privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and the qualifications, limitations or restrictions thereof and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The DGCL provides that the holders of preferred stock will have the right to vote separately as a class or, in some cases, as a series on an amendment to our certificate of incorporation if the amendment would change the par value or, unless our certificate of incorporation provides otherwise, the number of authorized shares of the class or the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided in the applicable certificate of designation.

Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock or other securities. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of our company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation, Our Bylaws and the Delaware General Corporation Law

Certificate of Incorporation and Bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board, including takeovers that may be considered by some stockholders to be in their best interests, such as those attempts that might result in a premium over the market price for the shares held by stockholders. Certain provisions could delay or impede the removal of incumbent directors even if such removal would be beneficial to our stockholders, such as the classification of our board and the lack of cumulative voting. Since our board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board and in the policies they implement and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Classification of Board; No Cumulative Voting. Our certificate of incorporation and bylaws provide for our board to be divided into three classes, with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors due to be elected at each annual meeting of our stockholders.

Meetings of and Actions by Stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place designated by our board. A special meeting of our stockholders may be called at any time by our board, the chairman of our board or the president. Our bylaws provide that (i) our board can fix separate record dates for determining stockholders entitled to receive notice of a stockholder meeting and for determining stockholders entitled to vote at the meeting; (ii) we may hold a stockholder meeting by means of remote communications; (iii) any stockholder seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the secretary of the Company, request that the board fix a record date and the board shall adopt a resolution fixing the record date in all events within ten calendar days after a request is received; and (iv) a written consent of stockholders shall not be effective unless a written consent signed by a sufficient number of stockholders to take such action is received by us within 60 calendar days of the earliest dated written consent received.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received by, the secretary of the Company at our principal executive offices not later than the close of business on the 90th calendar day, nor earlier than the close of business on the 120th calendar day in advance of the date specified in the Company’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 calendar days before or after such anniversary date, notice by the stockholder to be timely must be so not earlier than the close of business on the 120th calendar day in advance of such date of annual meeting and not later than the close of business on the later of the 90th calendar day in advance of such date of annual meeting or the tenth calendar day following the date on which public announcement of the date of the meeting is made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of an advance notice by any stockholder. Any stockholder that proposes director nominations or other business must be a stockholder of record at the time the advance notice is delivered by such stockholder to us and entitled to vote at the meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for the election of directors at an annual meeting of stockholders. Unless otherwise required by law, any director nomination or other business shall not be made or transacted if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present the director nominee or other proposed business.

Filling of Board Vacancies. Our certificate of incorporation and bylaws provide that the authorized size of our board shall be determined by the board by board resolution from time to time and that our board has the exclusive power to fill any vacancies and newly created directorships resulting from any increase in the authorized number of directors and the stockholders do not have the power to fill such vacancies. Vacancies in our board and newly created directorships resulting from any increase in the authorized number of directors on our board may be filled by a majority of the directors remaining in office, even though that number may be less than a quorum of our board, or by a sole remaining director. A director so elected to fill a vacancy shall serve for the remaining term of the predecessor he or she replaced and until his or her successor is elected and has qualified, or until his or her earlier resignation, removal or death.

Amendment of the Certificate of Incorporation. Our certificate of incorporation may be amended, altered, changed or repealed at a meeting of our stockholders entitled to vote thereon by the affirmative vote of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class, in the manner prescribed by the DGCL.

Amendment of the Bylaws. Our bylaws may be amended or repealed, or new bylaws may be adopted, by either our board or the affirmative vote of at least 66 2/3 percent of the voting power of our outstanding shares of capital stock.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

●

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, transfer, pledge or other disposition of ten percent or more of the assets of the corporation to or with the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15 percent or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC (“AST”), located at 6201 15th Avenue, Brooklyn, New York 11219. AST’s phone number is (800) 937-5449.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “CLSN.” We do not plan on applying to list the base warrants or the pre-funded warrants on NASDAQ, any national securities exchange or any other nationally recognized trading system.

SELLING STOCKHOLDERS

This prospectus covers an aggregate of up to 1,314,443 shares of our common stock that may be sold or otherwise disposed of by the selling stockholders. Such shares are issuable to the selling stockholders upon the exercise of the common stock purchase warrants we issued to the selling stockholders in a private placement transaction.

The following table sets forth certain information with respect to each selling stockholder, including (i) the shares of our common stock beneficially owned by the selling stockholder prior to this offering, (ii) the number of shares being offered by the selling stockholder pursuant to this prospectus and (iii) the selling stockholder’s beneficial ownership after completion of this offering, assuming that all of the shares covered hereby (but none of the other shares, if any, held by the selling stockholders) are sold. The registration of the shares of common stock issuable to the selling stockholders upon the exercise of the warrants does not necessarily mean that the selling stockholders will sell all or any of such shares.

The table is based on information supplied to us by the selling stockholders, with beneficial ownership and percentage ownership determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a selling stockholder and the percentage ownership of that selling stockholder, shares of common stock subject to warrants held by that selling stockholder that are exercisable as of September 30, 2017, or exercisable within 60 days after September 30, 2017, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership after this offering is based on 8,354,679 shares outstanding on September 30, 2017.

The registration of these shares of common stock does not mean that the selling stockholders will sell or otherwise dispose of all or any of those securities. The selling stockholders may sell or otherwise dispose of all, a portion or none of such shares from time to time. We do not know the number of shares, if any, that will be offered for sale or other disposition by any of the selling stockholders under this prospectus. Furthermore, the selling stockholders may have sold, transferred or disposed of the shares of common stock covered hereby in transactions exempt from the registration requirements of the Securities Act since the date on which we filed this prospectus.

To our knowledge and except as noted below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Beneficial Ownership Before This Offering					Beneficial Ownership After This Offering
Selling Stockholder(1)	Number of Shares Owned		Shares Offered Hereby	Shares Underlying Warrants Offered Hereby(9)		Number of Shares Owned		Percentage of Outstanding Shares
Sabby Management, LLC (2)	834,632	(6)		485,000		834,632	(6)	9.99%
Anson Investments Master Fund (3)	834,632	(7)	82,193	358,750	(10)	834,632	(7)	9.99%
Intracoastal Capital LLC (4)	647,425	(8)		322,500		647,425	(8)	7.75%
Oppenheimer & Co. Inc. (5)	66,000			66,000		66,000		0.79%

(1)	This table and the information in the notes below are based upon information supplied by the selling stockholders, including reports and amendments thereto filed with the SEC on Schedule 13G.

(2)

Sabby Management, LLC is the investment manager of Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. and shares voting and investment power with respect to these shares in this capacity. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of each selling stockholder. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein. The address of the principal business office of each of Sabby Healthcare Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458. Neither Sabby Healthcare Master Fund, Ltd. nor Sabby Volatility Warrant Master Fund, Ltd. is a registered broker-dealer or an affiliate of a registered broker-dealer.

(3)

M5V Advisors Inc. (“M5V”) and Frigate Ventures LP (“Frigate”), the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson”), hold voting and dispositive power over the shares of our common stock held by Anson. Bruce Winson is the managing member of Admiralty Advisors LLC, which is the general partner of Frigate. Moez Kassam and Adam Spears are directors of M5V. Mr. Winson, Mr. Kassam and Mr. Spears each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal business address of Anson is 190 Elgin Ave, George Town, Grand Cayman. Anson is not a registered broker-dealer or an affiliate of a registered broker-dealer.

(4)

Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. Mr. Asher, who is a manager of Intracoastal, is also a control person of a broker-dealer. As a result of such common control, Intracoastal may be deemed to be an affiliate of a broker-dealer. Intracoastal acquired the ordinary shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the ordinary shares and warrants described herein, Intracoastal did not have any arrangements or understandings with any person to distribute such securities. The principal business address of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business address of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, IL 60604.

(5)	Oppenheimer & Co. Inc. is a broker/dealer and is a subsidiary of Oppenheimer Holdings, Inc. In addition to the shares registered hereby, Oppenheimer & Co. Inc. may purchase and sell our shares from time to time for its own account or for the accounts of its customers.

(6)

Excluding 485,000 shares of common stock, issuable upon exercise of the common stock purchase warrants being offered for resale pursuant to this prospectus, the terms of which warrants include a blocker provision that restricts exercise to the extent the securities beneficially owned by the selling stockholder and its affiliates would represent beneficial ownership in excess of 9.99% of shares of our common stock outstanding immediately after giving effect to such exercise, subject to the holder’s option, on 61 days’ prior notice to us, to increase or decrease this beneficial ownership limitation not to exceed 9.99% of shares of our common stock and 457,338 shares of common stock upon exercise of other warrants, which may only be exercised to the extent beneficial ownership by Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd., in the aggregate, does not exceed  9.99% of our common stock. See the section titled "Description of the Private Placement" in this prospectus.

(7)

Including 82,193 shares of common stock issued to satisfy obligations from the July 6, 2017 Common Stock Offering being offered for resale pursuant to this prospectus. Excluding 358,750 shares of common stock, issuable upon exercise of the common stock purchase warrants being offered for resale pursuant to this prospectus. The terms of these warrants include a blocker provision that restricts exercise to the extent the securities beneficially owned by the selling stockholder and its affiliates would represent beneficial ownership in excess of 9.99% of shares of our common stock outstanding immediately after giving effect to such exercise, subject to the holder’s option, on 61 days’ prior notice to us, to increase or decrease this beneficial ownership limitation not to exceed 9.99% of shares of our common stock and 170,946 shares of common stock upon exercise of other warrants, which may only be exercised to the extent beneficial ownership by Anson Investments Master Fund LP, in the aggregate, does not exceed 9.99% of our common stock. See the section titled "Description of the Private Placement" in this prospectus.

(8)

Excluding 322,500 shares of common stock, issuable upon exercise of the common stock purchase warrants being offered for resale pursuant to this prospectus. The terms of these warrants include a blocker provision that restricts exercise to the extent the securities beneficially owned by the selling stockholder and its affiliates would represent beneficial ownership in excess of 9.99% of shares of our common stock outstanding immediately after giving effect to such exercise, subject to the holder’s option, on 61 days’ prior notice to us, to increase or decrease this beneficial ownership limitation not to exceed 9.99% of shares of our common stock. See the section titled "Description of the Private Placement" in this prospectus.

(9)

The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, in accordance with Rule 416 under the Securities Act, such indeterminate number of additional shares of our common stock as may become issuable in connection with any proportionate adjustment for any stock splits, stock combinations, stock dividends, recapitalizations or similar events with respect to common stock.

(10)

Excluding 82,193 shares of common stock issued to satisfy obligations from the July 6, 2017 Common Stock Offering being offered for resale pursuant to this prospectus.  These shares were issued directly and were not underlying warrants.

PLAN OF DISTRIBUTION

The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The NASDAQ Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated. The selling stockholders does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out its short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We have agreed to use commercially reasonable efforts to keep the registration statement continuously effective at all times until (a) the warrant shares are sold under such registration statement or pursuant to Rule 144 under the Securities Act, (b) the warrant shares may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act, and (c) the five-year anniversary of the date of the issuance of the warrants, whichever is the earliest to occur. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We are required to pay certain fees and expenses in connection with the registration of the shares of common stock issuable upon exercise of the warrant. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

LEGAL MATTERS

The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Sidley Austin LLP, Palo Alto, California.

EXPERTS

Dixon Hughes Goodman LLP, an independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2016, as set forth in their report, which is incorporated by reference in this prospectus. Our financial statements are incorporated herein by reference in reliance on Dixon Hughes Goodman LLP’s report, given on their authority as experts in accounting and auditing.

Stegman and Company, an independent registered public accounting firm, has audited our financial statements as of and for the year ended December 31, 2015 included in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference in this prospectus. Our financial statements are incorporated herein by reference in reliance on Stegman and Company’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the offering of the securities being registered.

SEC registration fee	$963.31
Accounting fees and expenses	2,500.00
Legal fees and expenses	7,500.00
Printing and miscellaneous expenses	500.00
Total	$11,463.31

Item 14. Indemnification of Directors and Officers.

The Company is incorporated under the laws of the State of Delaware. Our bylaws provide that we shall indemnify, to the maximum extent and in the manner permitted by the Delaware General Corporation Law, as amended (DGCL), our current and former directors and officers, and may indemnify our current and former employees and agents, against any and all expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising from their services in those capacities.

The DGCL provides that a Delaware corporation has the power generally to indemnify its current and former directors, officers, employees and other agents (each, a Corporate Agent) against expenses and liabilities, including amounts paid in settlement, in connection with any proceeding involving such person by reason of his being a Corporate Agent, other than a proceeding by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

In the case of an action brought by or in the right of the corporation, indemnification of a Corporate Agent is permitted if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification is permitted in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to such indemnification.

To the extent that a Corporate Agent has been successful on the merits or otherwise in the defense of such proceeding, whether or not by or in the right of the corporation, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify such person for expenses in connection therewith. Under the DGCL, the corporation may advance expenses incurred by a Corporate Agent in connection with a proceeding, provided that the Corporate Agent undertakes to repay such amount if it shall ultimately be determined that such person is not entitled to indemnification. Our certificate of incorporation requires us to advance expenses to any person entitled to indemnification, provided that such person undertakes to repay the advancement if it is determined in a final judicial decision from which there is no appeal that such person is not entitled to indemnification.

The power to indemnify and advance the expenses under the DGCL does not exclude other rights to which a Corporate Agent may be entitled to under our certificate of incorporation, by laws, agreement, vote of stockholders or disinterested directors or otherwise.

Our certificate of incorporation permits us to secure insurance on behalf of our directors, officers, employees and agents for any expense, liability or loss incurred in such capacities, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

The purpose of these provisions is to assist us in retaining qualified individuals to serve as our directors, officers, employees and agents by limiting their exposure to personal liability for serving as such.

Item 15. Recent Sales of Unregistered Securities

On July 6, 2017, the Company entered into a securities purchase agreement with several investors, pursuant to which the Company sold and issued on July 11, 2017, in a registered direct offering, an aggregate of 2,050,000 shares of the Company’s common stock at an offering price of $2.07 per share for gross proceeds of $4,243,500 before the deduction of the placement agent fee and offering expenses. In addition, the Company sold Pre-Funded Series CCC Warrants to purchase 385,000 shares of the Company’s common stock (and the shares of common stock issuable upon exercise of the Pre-Funded Series CCC Warrants), in lieu of shares of Common Stock to the extent that the purchase of common stock would cause the beneficial ownership of the Purchaser, together with its affiliates and certain related parties, to exceed 9.99% of our common stock. The Pre-Funded Series CCC Warrants were sold at an offering price of $2.06 per share for gross proceeds of $793,100 before deduction of the placement agent fee and offering expenses. In a concurrent private placement (the “Private Placement”), the Company agreed to issue to each investor, for each share of common stock and pre-funded warrant purchased in the offering, a Series AAA Warrant and Series BBB Warrant, each to purchase one share of Common Stock (the “Warrants”, and collectively with the Shares, the “Securities”). The Series AAA Warrants are initially exercisable six months following issuance, and terminate five and one-half years following issuance. The Series AAA Warrants have an exercise price of $2.07 per share and are exercisable to purchase an aggregate of 2,435,000 shares of Common Stock. The Series BBB Warrants are immediately exercisable following issuance, and terminate twelve months following issuance. The Series BBB Warrants have an exercise price of $4.75 per share and are exercisable to purchase an aggregate of 2,435,000 shares of Common Stock. On July 22, 2017, the Company filed a registration statement on Form S-1 for the resale of any share of common stock issued upon exercise of the warrants on Form S-1 (File No. 333-217156) which was declared effective by the SEC on August 4, 2017.

The private placement of the July 2017 Warrants was structured to comply with the requirements of Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder.

On December 20, 2016, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company sold and issued on December 23, 2016, in a registered direct offering, an aggregate of 367,346 shares of the Company’s common stock at an offering price of $4.90 per share for gross proceeds of approximately $1.8 million before the deduction of the placement agent fee and offering expenses (the “December 2016 Offering”). In a concurrent private placement (the “Private Placement Transaction”), the Company agreed to issue to the investors certain warrants at an exercise price of $6.44 per share. The warrants are exercisable to purchase one (1) share of common stock for each share of common stock purchased in the December 2016 Offering for an aggregate of 367,346 shares of common stock. The warrants are initially exercisable six months following issuance and terminate five and one-half years following the date of issuance. The warrants may be exercised from time to time beginning on June 20, 2017 and expire on June 20, 2022. On April 5, 2017, the Company filed a registration statement on Form S-1 for the resale of any share of common stock issued upon exercise of the warrants on Form S-1 (File No. 333-217156) which was declared effective by the SEC on April 19, 2017.

The private placement of the December 2016 Warrants was structured to comply with the requirements of Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder.

On June 13, 2016, the Company entered into a Securities Purchase Agreement with investors, pursuant to which the Company issued and sold, in a registered direct offering, an aggregate of 165,126 shares of common stock, par value $0.01 per share, of the Company (Common Stock) at an offering price of $19.04 per share for gross proceeds of approximately $6.0 million before the deduction of the placement agent fee and offering expenses. In a concurrent private placement, the Company issued to the investor Series A warrants (the June 2016 Series A Warrants), each to purchase 0.5 share of Common Stock, Series C warrants (the June 2016 Series C Warrants), each to purchase one share of Common Stock, and Series D warrants (the June 2016 Series D Warrants), each to purchase 0.5 share of Common Stock (collectively the June 2016 Warrants). The June 2016 Series A Warrants are initially exercisable six months following issuance and terminate five and one-half years following issuance. The June 2016 Series C Warrants are initially exercisable six months following issuance and terminate one year following issuance. The June 2016 Series D Warrants only become exercisable ratably upon the exercise of the June 2016 Series C Warrants, are initially exercisable six months following issuance, and terminate five and one-half years following issuance. The June 2016 Warrants have an exercise price of $19.60 per share and are exercisable to purchase an aggregate of 630,252 shares of Common Stock. On October 31, 2016, the Company filed a registration statement on Form S-1 for the resale of any share of common stock issued upon exercise of the warrants on Form S-1 (File No. 333-212353) which was declared effective by the SEC on November 16, 2016.

The private placement of the June 2016 Warrants was structured to comply with the requirements of Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder.

On May 27, 2015, the Company entered into a Securities Purchase Agreement with certain investors, pursuant to which the Company sold and issued on June 1, 2015, in a registered direct offering, an aggregate of 214,286 shares of the Company’s common stock at an offering price of $37.45 per share for gross proceeds of approximately $8.0 million before the deduction of the placement agent fee and offering expenses (the May 2015 Offering). In a concurrent private placement (the Private Placement Transaction), the Company agreed to issue to the investors certain warrants at an exercise price of $36.40 per share. The warrants are exercisable to purchase 0.65 share of common stock for each share of common stock purchased in the May 2015 Offering for an aggregate of 139,286 shares of common stock. Each warrant will be exercisable on the date of its issuance until the five-year anniversary of the date of issuance. On July 10, 2015, the Company filed a registration statement on Form S-3 for the resale of any share of common stock issued upon exercise of the warrants on Form S-3 (File No. 333-205608) which was declared effective by the SEC on July 30, 2015.

The Private Placement Transaction was structured to comply with the requirements of Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder.

On June 20, 2014, we completed the acquisition of substantially all of the assets of Egen, Inc., an Alabama corporation (EGEN), pursuant to an Asset Purchase Agreement (EGEN Purchase Agreement). CLSN Laboratories, Inc., a Delaware corporation and a wholly-owned subsidiary of Celsion (CLSN Laboratories), acquired all of EGEN’s right, title and interest in and to substantially all of the assets of EGEN, including cash and cash equivalents, accounts receivable, patents, trademarks and other intellectual property rights, clinical data, inventory and raw materials, certain contracts, licenses and permits, machinery, mobile and immobile equipment, furniture, office equipment, furnishings, transportation equipment, supplies and other tangible personal property (the EGEN Acquisition). In addition, CLSN Laboratories assumed certain specified liabilities of EGEN, including the liabilities arising out of the acquired contracts and other assets relating to periods after the closing date.

The total aggregate purchase price for the acquisition is up to $44.4 million, which includes potential future payments of up to $30.4 million contingent upon achievement of certain milestones set forth in the EGEN Purchase Agreement (Earnout Payments). At the closing, Celsion paid approximately $3.0 million in cash after the expense adjustment and issued 193,728 shares of common stock to EGEN. The shares of common stock were issued in a private transaction exempt from registration under the Securities Act pursuant to Section 4(2) thereof. In addition, 47,862 shares of Celsion common stock are issuable to EGEN on or after August 2, 2016 pending satisfactory resolution of any post-closing adjustments of expenses and EGEN’s indemnification obligations under the EGEN Purchase Agreement. The Earnout Payments of up to $30.4 million will become payable, in cash, shares of Celsion common stock or a combination thereof, at Celsion’s option, as follows: $12.4 million will become payable upon achieving certain specified development milestones relating to an EGEN-001 ovarian cancer study to be conducted by Celsion or its subsidiary, $12.0 million will become payable upon achieving certain specified development milestones relating to an EGEN-001 glioblastoma multiforme brain cancer study to be conducted by Celsion or its subsidiary, and up to $6.0 million will become payable upon achieving certain specified milestones relating to the TheraSilence technology acquired from EGEN in the acquisition. Our obligations to make the Earnout Payments will terminate on the seventh anniversary of the closing date.

On November 25, 2013, we entered into a loan and security agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) that would permit up to $20 million in new capital to be distributed in multiple tranches (the “Hercules Credit Agreement”). Celsion drew the first tranche of $5 million upon closing of the Hercules Credit Agreement on November 25, 2013 and used approximately $4 million of the proceeds to repay the outstanding obligations under its loan agreement with Oxford Finance LLC and Horizon Technology Finance Corporation. On June 10, 2014, the Company closed the second $5 million tranche under the Hercules Credit Agreement. The proceeds were used to fund the $3.0 million upfront cash payment associated with Celsion's acquisition of EGEN, as well as the Company’s transaction costs associated with the EGEN acquisition. Upon the closing of this second tranche, the Company has drawn down a total of $10 million under the Hercules Credit Agreement.

As a fee in connection with the Hercules Credit Agreement, we issued Hercules a warrant (the “Warrant”) in a private transaction exempt from registration under the Securities Act, pursuant to Section 4(2) thereof, exercisable for a total of 13,928 shares of Celsion’s common stock at a per share exercise price of $50.26, with 50% immediately exercisable for cash or by net exercise from November 25, 2013 and the remaining 50% to be exercisable upon Hercules funding any subsequent tranches until the expiration of the Warrant on November 25, 2018. In connection with our borrowing of the additional $5.0 million, the Warrant became exercisable by Hercules to purchase a total of 13,928 shares of our common stock.

Hercules has certain rights to register the common stock underlying the Warrant pursuant to a Registration Rights Agreement with Celsion dated November 25, 2013. The registration rights expire on the date when such stock may be sold under Rule 144 without restriction or upon the first year anniversary of the registration statement for such stock, whichever is earlier.

Item 16.

Reference is hereby made to the attached Exhibit Index, which is incorporated herein by reference.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lawrenceville, State of New Jersey, on December 1, 2017.

CELSION CORPORATION

By:	/s/ Jeffrey W. Church
Jeffrey W. Church
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

By:	/s/ Michael H. Tardugno
Michael H. Tardugno
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Michael H. Tardugno	Chairman of the Board, President and Chief Executive	December 1, 2017
Michael H. Tardugno	Officer (Principal Executive Officer)

/s/ Jeffrey W. Church	Senior Vice President, Chief Financial Officer and	December 1, 2017
Jeffrey W. Church	Corporate Secretary (Principal Financial Officer)

*	Controller and Chief Accounting Officer	December 1, 2017
Timothy J. Tumminello

*	Director	December 1, 2017
Augustine Chow, MSc, Ph.D.

*	Director	December 1, 2017
Frederick J. Fritz

*	Director	December 1, 2017
Robert W. Hooper

*	Director	December 1, 2017
Alberto R. Martinez, M.D.

*	Director	December 1, 2017
Donald P. Braun, Ph.D

*	Director	December 1, 2017
Andreas Voss, M.D.

*  The undersigned does hereby sign this pre-effective amendment to the Registration Statement on behalf of each of the above indicated directors and officers of Celsion Corporation pursuant to a power of attorney executed by each such director and officer.

By:	/s/ Jeffrey W. Church
Jeffrey W. Church
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.1

Underwriting Agreement dated as of October 27, 2017 between Celsion Corporation and the underwriters named therein, incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of the Company filed on October 31, 2017.

2.1*

Asset Purchase Agreement dated as of June 6, 2014, by and between Celsion Corporation and EGEN, Inc., incorporated herein by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2014.

3.1	Certificate of Incorporation of Celsion, as amended, incorporated herein by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2004.

3.2

Certificate of Ownership and Merger of Celsion Corporation (a Maryland Corporation) into Celsion (Delaware) Corporation (inter alia, changing the Company’s name to “Celsion Corporation” from “Celsion (Delaware) Corporation”), incorporated herein by reference to Exhibit 3.1.3 to the Annual Report on Form 10-K of the Company for the year ended September 30, 2000.

3.3

Certificate of Amendment of the Certificate of Incorporation effective and filed on February 27, 2006, incorporated therein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on March 1, 2006.

3.4

Certificate of Amendment to Certificate of Incorporation effective October 28, 2013, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed on October 29, 2013.

3.5

Certificate of Amendment to Certificate of Incorporation effective June 15, 2016, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company, filed on June 15, 2016.

3.6	Amended and Restated By-laws dated November 27, 2011, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company, filed on December 1, 2011.

4.1	Form of Common Stock Certificate, par value $0.01, incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K of the Company for the year ended September 30, 2000.

4.2

Registration Rights Agreement, dated June 17, 2010, by and between Celsion Corporation and Small Cap Biotech Value, Ltd., incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on June 18, 2010.

4.3	Form of Common Stock Warrant, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Company filed on January 18, 2011.

4.4	Form of Common Stock Warrant incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on June 2, 2011.

4.5

Registration Rights Agreement, dated May 26, 2011, by and among Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on June 2, 2011.

4.6	Form of Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 6, 2011.

4.7

Registration Rights Agreement, dated July 25, 2011, by and between Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on July 26, 2011.

4.8	Form of Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 26, 2011.

4.9	Form of Warrant to Purchase Common Stock, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Company filed on July 26, 2011.

4.10	Form Warrant to Purchase Common Stock Purchase, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on December 6, 2011.

4.11

Registration Rights Agreement, dated December 1, 2011, by and between Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on December 6, 2011.

4.12

Warrant to Purchase Stock, dated June 27, 2012, by and between Celsion Corporation and Oxford Financing LLC, incorporated herein by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012.

4.13

Warrant to Purchase Stock, dated June 27, 2012, by and between Celsion Corporation and Horizon Technology Finance Corporation, incorporated herein by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012.

4.14	Form of Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on February 26, 2013.

4.15	Form of Series A Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on January 21, 2014.

4.16	Form of Series B Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Company filed on January 21, 2014.

4.17

Warrant Agreement to Purchase Shares of the Common Stock dated as of November 25, 2013, by and between Celsion Corporation and Hercules Technology Growth Capital, Inc., incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-3 (File No.: 333-193936) filed on February 13, 2014.

4.18

Registration Agreement dated as of November 25, 2013, by and between Celsion Corporation and Hercules Technology Growth Capital, Inc., incorporated herein by reference to Exhibit 4.3 to the Registration Statement on Form S-3 (File No.: 333-193936) filed on February 13, 2014.

4.19

Registration Rights Agreement dated as of June 20, 2014, by and between Celsion Corporation and Egen, Inc., incorporated herein by reference to Exhibit 4.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2014.

4.20	Form of Common Stock Purchase Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on May 29, 2015.

4.21	Form of Series A Warrant, incorporated by reference to Exhibit 4.1 to the Current report on Form 8-K of the Company filed with the SEC on June 17, 2016.

4.22	Form of Series B Warrant, incorporated by reference to Exhibit 4.2 to the Current report on Form 8-K of the Company filed with the SEC on June 17, 2016.

4.23	Form of Series C Warrant, incorporated by reference to Exhibit 4.3 to the Current report on Form 8-K of the Company filed with the SEC on June 17, 2016.

4.24	Form of Series D Warrant, incorporated by reference to Exhibit 4.4 to the Current report on Form 8-K of the Company filed with the SEC on June 17, 2016.

4.25	Form of Series A Warrant, incorporated by reference to Exhibit 4.1 to the Current report on Form 8-K of the Company filed with the SEC on December 23, 2016.

4.26	Form of Series AA Warrant, incorporated by reference to Exhibit 4.26 to the Registration Statement on Form S-1 (File No.: 333-215321) filed on February 13, 2017.

4.27	Form of Series BB Warrant, incorporated by reference to Exhibit 4.27 to the Registration Statement on Form S-1 (File No.: 333-215321) filed on February 13, 2017.

4.28	Form of Series AAA Warrant, incorporated by reference to Exhibit 4.1 to the Current report on Form 8-K of the Company filed with the SEC on July 11, 2017.

4.29	Form of Series BBB Warrant, incorporated by reference to Exhibit 4.2 to the Current report on Form 8-K of the Company filed with the SEC on July 11, 2017.

4.30	Form of Series CCC Warrant, incorporated by reference to Exhibit 4.3 to the Current report on Form 8-K of the Company filed with the SEC on July 11, 2017.

4.31	Form of Placement Agent Warrant, incorporated by reference to Exhibit 4.4 to the Current report on Form 8-K of the Company filed with the SEC on July 11, 2017.

4.32++	Form of Series DDD Warrant.

4.33	Form of Series EEE Warrant, incorporated by reference to Exhibit 4.1 to the Current report on Form 8-K of the Company filed with the SEC on October 27, 2017.

4.34	Form of Representative’s Warrant, incorporated by reference to Exhibit 4.2 to the Current report on Form 8-K of the Company filed with the SEC on October 27, 2017.

5.1+	Opinion of Sidley Austin LLP.

10.1***	Celsion Corporation 2004 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2004.

10.2***	Celsion Corporation 2007 Stock Incentive Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 19, 2015.

10.3***

Form of Restricted Stock Agreement for Celsion Corporation 2004 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2006.

10.4***

Form of Stock Option Grant Agreement for Celsion Corporation 2004 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2006.

10.5***

Form of Restricted Stock Agreement for Celsion Corporation 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1.5 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

10.6***

Form of Stock Option Grant Agreement for Celsion Corporation 2007 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1.6 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

10.7***

Stock Option Agreement effective January 3, 2007, between Celsion Corporation and Michael H. Tardugno, incorporated herein by reference Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on January 3, 2007.

10.8***

Amended and Restated Employment Agreement, effective March 30, 2016, between Celsion Corporation and Mr. Michael H. Tardugno, incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K of the Company filed on March 30. 2016.

10.9***

Employment Offer Letter, entered into on June 15, 2010, between the Company and Jeffrey W. Church, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 18, 2010.

10.10*

Patent License Agreement between the Company and Duke University dated November 10, 1999, incorporated herein by reference to Exhibit 10.9 to the Annual Report on Form 10-K of the Company for the year ended September 30, 1999.

10.11*

License Agreement dated July 18, 2003, between the Company and Duke University, incorporated herein by reference to Exhibit 10.1 to the Registration Statement of the Company (File No. 333-108318) filed on August 28, 2003.

10.12*

Development, Product Supply and Commercialization Agreement, effective December 5, 2008, by and between the Company and Yakult Honsha Co., Ltd., incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2008.

10.13*

The 2nd Amendment To The Development, Product Supply And Commercialization Agreement, effective January 7, 2011, by and between the Company and Yakult Honsha Co., Ltd. incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on January 18, 2011.

10.14

Lease Agreement, executed July 21, 2011, by and between Celsion Corporation and Brandywine Operating Partnership, L.P., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 25, 2011.

10.15*

Technology Development Agreement effective as of May 7, 2012, by and between Celsion Corporation and Zhejiang Hisun Pharmaceutical Co. Ltd., incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012.

10.16

Loan and Security Agreement, dated June 27, 2012, by and among Celsion Corporation, Oxford Finance LLC, as collateral agent, and the lenders named therein, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012.

10.17

Controlled Equity OfferingSM Sales Agreement, dated February 1, 2013, by and between Celsion Corporation and Cantor Fitzgerald & Co., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on February 1, 2013.

10.18

Securities Purchase Agreement, dated February 22, 2013, by and among Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on February 26, 2013.

10.19*

Technology Development Contract dated as of January 18, 2013, by and between Celsion Corporation and Zhejiang Hisun Pharmaceutical Co. Ltd., incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2013.

10.20

Loan and Security Agreement dated as of November 25, 2013, by and between Celsion Corporation and Hercules Technology Growth Capital, Inc., incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2013.

10.21

Securities Purchase Agreement dated as of January 15, 2014, by and between Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on January 21, 2014.

10.22***

Employment Offer Letter effective as of June 2, 2014, between the Company and Khursheed Anwer incorporated herein by reference to Exhibit 10.27 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2014.

10.23*

Early Access Agreement dated as of January 13, 2015, by and between the Company and Impatients N.V., incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q/A of the Company for the quarter ended March 31, 2015.

10.24

Securities Purchase Agreement dated as of May 27, 2015, by and among Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on May 29, 2015.

10.25

Securities Purchase Agreement dated as of June 13, 2016, by and among Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on June 17, 2016.

10.26***

Amended and Restated Change in Control Agreement dated as of September 6, 2016, by and between the Company and Michael H. Tardugno, incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2016.

10.27***

Amended and Restated Change in Control Agreement dated as of September 6, 2016, by and between the Company and Nicholas Borys, M.D., incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2016.

10.28***

Amended and Restated Change in Control Agreement dated as of September 6, 2016, by and between the Company and Jeffrey W. Church, incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2016.

10.29***

Amended and Restated Change in Control Agreement dated as of September 6, 2016, by and between the Company and Timothy J. Tumminello, incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2016.

10.30

Securities Purchase Agreement dated as of December 20, 2016, by and among Celsion Corporation and the purchasers named therein, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on December 23, 2016.

10.31	Form of Securities Purchase Agreement incorporated herein by reference to Exhibit 10.33 to the Registration Statement on Form S-1 (File No. 333-215321) filed on February 14, 2017.

10.32	Form of Securities Purchase Agreement incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 11, 2017.

10.33++	Form of Warrant Exercise Agreement.

16.1	Letter from Dixon Hughes Goodman dated September 21, 2017, incorporated by reference herein to Exhibit 16.1 to the Current Report on Form 8-K of the Company filed on September 21, 2017.

16.2	Letter from Stegman and Company dated September 21, 2017, incorporated by reference herein to Exhibit 16.2 to the Current Report on Form 8-K of the Company filed on September 21, 2017.

21.1	Subsidiaries of Celsion Corporation incorporated herein by reference to Exhibit 21.1 to the Annual Report on Form 10-K of the Company for the year ended December 31, 2016.

23.1+	Consent of Dixon Hughes Goodman LLP, independent registered public accounting firm for the Company.

23.2+	Consent of Stegman and Company, independent registered public accounting firm for the Company.

23.3	Consent of Sidley Austin LLP (included in Exhibit 5.1).

24.1++	Power of Attorney.

101**

The following materials from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, formatted in XBRL (Extensible Business Reporting Language): (i) the audited Consolidated Balance Sheets, (ii) the audited Consolidated Statements of Operations, (iii) the audited Consolidated Statements of Comprehensive Loss, (iv) the audited Consolidated Statements of Cash Flows, (v) the audited Consolidated Statements of Changes in Stockholders’ Equity and (vi) Notes to Consolidated Financial Statements.

*

Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act and the omitted material has been separately filed with the SEC.

+	Filed herewith.

++	Previously filed.

**	Exhibit 101 was previously filed with the Annual Report on Form 10-K filed with the SEC on March 24, 2017, which is being amended hereby.

***	Management contract or compensatory plan or arrangement.